SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry Nr. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-SEVENTH
EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR . 2. DATE: September 20, 2018 - 8:30 a. m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary and DENISE TEIXEIRA GOMES - Meeting’s Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.

The Board of Directors unanimously resolved for approving the provision of a guarantee (corporate guarantee and assignment of rights) for the 5th issue of debentures of Copel Geração e Transmissão S.A.

II.	The Board of Directors unanimously resolved for approving the provision of a guarantee (corporate guarantee) for the 4th issue of debentures of Copel Distribuição S.A.
III.

The Board of Directors, in accordance with the frameworks discussed and approved, unanimously resolved: a) for approving the registration of Copel Geração e Transmissão S.A. in the Eletrobras Auction 01/2018, including the guarantees required to participate; and b) for approving the participation of Copel Geração e Transmissão S.A. in the Eletrobras Auction 01/2018.

IV.

The Board of Directors unanimously resolved for approving the provision of a guarantee (corporate guarantee) for the 2nd issue of debentures of Sociedade de Propósito Específico Mata de Santa Genebra Transmissora S.A.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary; MAURO RICARDO MACHADO COSTA; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; e DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 177th Extraordinary Meeting o f the Board of Directors of Copel was drawn up in the Company’s own book No. 10.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 9, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.